Discount Dental Materials, Inc.

4211 W. Magnolia Blvd., Burbank, CA 91505

April 29, 2010

Re:

Discount Dental Materials, Inc.

Post Effective Amendment No. 1 on Form S-1

Filed with the Securities and Exchange Commission on March 11, 2010

(Registration No. 333-156960

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Discount Dental Materials, Inc. (the “Company”) hereby applies to withdraw its Post Effective Amendment No. 1 on Form S-1,  File No.: 333-156960, which was filed on March 11, 2010 (the “Registration Statement”).

The reasons for the withdrawal of the Post Effective Amendment to the Registration Statement are as follows:  the Post Effective Amendment purported to extend the Form S-1 offering term past its initial termination date for potentially up to an additional year.  As the offering has already expired by its terms we are withdrawing the Post Effective Amendment and will re-file on Form S-1 as a new offering.

Furthermore, no securities have been sold regarding the Form S-1 Registration Statement offering.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the aforementioned Post Effective Amendment to the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments, please contact our Company counsel, Gary B. Wolff at 212-644-6446.

Very truly yours,

DISCOUNT DENTAL MATERIALS, INC.

By: /s/ Douglas Barton

R. Douglas Barton, President